

September 13, 2012

<u>Via E-mail</u>
Mr. Samuel A. Greco
Chief Executive Officer
CareView Communications, Inc.
405 State Highway 121
Suite B-240
Lewisville, TX 75067

> **Re: CareView Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **File No. 000-54090**

Dear Mr. Greco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 3

1.   We note your disclosure on page 4 and page 6 regarding the following agreements you entered into in 2011 and the beginning of 2012:

- A Master Agreement with Hospital Management Associates, Inc. on March 8, 2011, under which HMA will use the CareView System in approximately 66 hospitals and under which you have already made over 3,000 installations in 46 HMA hospitals as of December 31, 2011;

- A Pilot Agreement with Palmetto Health Richmond on October 19, 211 under which you will install your CareView System for a six-month trial basis; and

- A Pilot Agreement with IASIS Healthcare on November 29, 2011 under which you will install your CareView System for a six-month trial basis.

- An exclusive National Business Development Services Agreement with Relamatrix Group, Inc. beginning February 1, 2012.

Please file these agreements as exhibits per Item 601(b)(10) of Regulation S-K or provide your analysis of why you do not believe you are required to file them.

2.   Please revise your filing to define or explain the difference between beds or units referred to as deployed, those installed, and those billable, as the term "billable units" is used on page 61 of your filing. To the extent that any of the terms can be used interchangeably, please use a single term consistently throughout your filing. Furthermore, to provide context to your Management's Discussion and Analysis, please indicate the number of hospitals under contract, the number of hospitals billable, and the number of billable units broken out between billable Room Control Platforms and Nurse Stations.

3.   Please reconcile your disclosure on page F-36, where you state that at December 31, 2011 the company has installations in 13 HMA hospitals, with your disclosure on page 4 that as of December 31, 2011 the company has made 3,283 installations in 46 HMA hospitals. Further explain how these disclosures reconcile with your statement on page 15 that 4,345 of HMA's 9,500 beds were deployed and are in various phases of training and billing cycles.

Letter of Intent with Weigao Holding Company Limited, page 18

Major Customers, page 26

4.   Please identify your material customers that accounted for 10% or more of your revenues. In this regard, please explain your statement that the loss of a single one of the hospitals would not have caused a material adverse effect when one of the hospitals accounted for 40% of your revenues for 2011.

Loss of Major Customer and Impact on the Rockwell Agreement, page 69

Item 10. Directors, Executive Officers, and Corporate Governance, page 74

5.   Please revise to disclose, for each director, the experience and qualifications that led the company to conclude that the individual should serve on the board. Refer to Item 401(e)(1) of Regulation S-K.

Mr. Samuel A. Greco
CareView Communications, Inc.
September 13, 2012
Page 3

Committees of the Board, page 80

6.   Please revise to disclose the standard by which the independence of company directors is determined and state whether each director would be considered independent under that standard. Refer to Item 407(a)(1)(ii).

Signatures, page 102

7.   Please confirm to us that the principal accounting officer or controller signed this Form 10-K and in future filings identify that person as such. See the General Instruction D.2 to Form 10-K.

Note B – Summary of Significant Accounting Policies, page F-8

Allowance for System Removal, page F-10

8.   You include discussion of allowance for system removal within the significant accounting policy section of your footnotes, but you state that no allowance has been established as of December 31, 2011, despite your growing number of installed units. Please explain why you have not established an allowance. Include discussion of any contractual obligations with regard to removal of your systems.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Note I – Joint Venture Agreement, page 13

9.   Please revise to identify the hospital underlying one of your Project LLC's that terminated its hospital agreement.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Overview, page 23

10.   Please expand your MD&A to include discussion of the loss of one of your Project LLC hospitals and how you anticipate the loss will affect your results and related trends, if significant. Also explain the facts and circumstances surrounding your write-off of $33k of revenue related to Saint Joseph Hospital disclosed on page 26. To the extent that any known trends or uncertainties such as changes in any of your other hospital agreements, negotiations or relationships, have had, or you reasonably expect will have, a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, please discuss in detail within MD&A. Refer to Item 303 of Regulation S-K.

Hospital Agreement and Pilot Update, page 25

11.   In the Historical Overview section on page four of your Form 10-K for the fiscal year
        ended December 31, 2011, you disclose that you entered into a Pilot Agreement with
        Palmetto Health on October 19, 2011 that involved the installation of your CareView
        System in 100 beds for a six-month trial basis, which could lead to the opportunity to
        contract for approximately 1,538 beds. You do not appear to have discussed the status of
        this pilot program in either of your subsequent Forms 10-Q. Please revise your
        disclosure to provide an update on the status of this pilot program, as well as update as to
        the current status of the IASIS pilot program.

Liquidity and Capital Resources, page 29

12.   Please expand your disclosure to provide a discussion of changes in your cash flows from
        operating activities, investing activities and financing activities. Discuss known events,
        trends and uncertainties, such as increased levels of installations due to the Hospital
        Management Associates agreement and the loss of one of the Project LLC's customers
        (identifying the customer). Provide quantified disclosure regarding your planned capital
        expenditures and commitments, including debt payments.

13.   You state that you do not contemplate attaining profitable operations until the late fourth
        quarter of 2012. Please expand your disclosure to explain what milestones need to be
        met in order to reach operating profitability by the end of the fourth quarter and the
        likelihood that you will meet those milestones.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert
S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding

comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage Jr. for

Larry Spirgel
Assistant Director